PULSE BIOSCIENCES, INC.

3957 Point Eden Way

Hayward, California 94545

August 19, 2020

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE

Washington, D.C. 20549-3561

Attention:	Ms. Laura Crotty

Re:	Pulse Biosciences, Inc.
Registration Statement on Form S-3
Filed August 14, 2020
File No. 333-246346

Acceleration Request
Requested Date: August 21, 2020
Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pulse Biosciences, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-246346) (the “Registration Statement”), be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the staff of the Securities and Exchange Commission.

The Company hereby authorizes Andrew D. Hoffman of Wilson Sonsini Goodrich & Rosati, P.C., counsel for the Company, to make such request on the Company’s behalf.

The Company requests that it be notified of the effectiveness of the Registration Statement by contacting Andrew D. Hoffman at (650) 849-3240 or ahoffman@wsgr.com.

Sincerely,

PULSE BIOSCIENCES, INC.
By:	/s/ Sandra A. Gardiner
Sandra A. Gardiner Chief Financial Officer, Executive Vice President of Finance and Administration, Secretary and Treasurer

cc:Darrin R. Uecker, Pulse Biosciences, Inc.

Andrew D. Hoffman, Esq., Wilson Sonsini Goodrich & Rosati, P.C.